

September 4, 2012

Via E-Mail
John Wallin
Chairman and Chief Executive Officer
Accelera Innovations, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

>   **Re: Accelera Innovations, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 22, 2012**
>   **File No. 333-181591**

Dear Mr. Wallin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.   We note your response to comment 12 in our letter dated August 9, 2012. Please supplementally confirm that you will revise future periodic reports to explain or delete the terms "high/low stratification" and "best-of-breed tools."

Prospectus Cover Page, page 2

2.   We note your response to comment 5 in our letter dated August 9, 2012 and the revision to your disclosure in the second paragraph on page 2 stating that Mr. Wallin is under a lock-up agreement "for the duration of the offering." We further note your disclosure in the same paragraph that the duration of the offering is 16 months. However, we note that the lock-up agreement indicates that the lock-up period extends for six months from the

date the registration statement is declared effective. Please revise your disclosure to bring it into agreement with the text of the lock-up agreement.

Dilution, page 37

3.   Please revise your dilution table and shares outstanding to reflect your recent update of the financial statements included in this registration statement.

Description of Business, page 43

Software Description, page 47

4.   We note your response to comment 15 in our letter dated August 9, 2012 and the corresponding revisions to your disclosure. However, we note your continued reference to the following third-party sources:

- Healthcare Informatics: (April, 2007) in the last paragraph on page 57,
- May 2012 Health and Human Services Archive in the fourth paragraph on page 58, and
- Federal Business Opportunities (May 2012 HHS Archives) in the sixth paragraph on page 58.

As stated in our prior comment, please provide a copy of the source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us supplementally whether you are affiliated with Healthcare Informatics. Alternatively, please remove these statements.

To the extent you make revisions based on this comment, please supplementally confirm that you will revise future periodic reports accordingly.

Management's Discussion and Analysis of Financial Condition…, page 64

Results of Operations, page 69

Liquidity and Capital Resources, page 69

5.   Please expand your discussion to include the interim period ended June 30, 2012. See Item 303 of Regulation S-K.

Condensed Statements of Cash Flows, page F-13

6.   We note you have reflected shareholder advances as cash provided by both operating and financing cash flows. Further, we note you have credited paid-in capital for the advances and also show Accrued expenses due shareholder in the same amount of $20,307 as of

June 30, 2012. Please explain to us your rationale for how you recorded the shareholder advances of $20,307 and include the related journal entries in your response.

Notes to Financial Statements, page F-16

1. Organization and Basis of Presentation, page F-16

7.   We note your response to comment 2 in our letter dated August 9, 2012; however, we again note that you have not revised your disclosure to clarify the statement "for the advancement of its licensed technology…it may lose its rights to our technology" in the last sentence of the third paragraph on page F-16. As stated in our prior comment, it is unclear whether the term "advancement" refers to a development of technology, a payment to the licensor of the technology, or otherwise. Additionally, the disclosure does not define the terms "it" and "our." Please revise your disclosure in the passage identified above to clarify the terms advancement, it and our. Please also confirm that you will revise future periodic reports accordingly.

Recent Sales of Unregistered Securities, page 85

8.   We note your response to comment 24 in our letter dated August 9, 2012 and the corresponding revisions to your disclosure in the last paragraph on page 85. Please revise your disclosure further to state (1) whether you distributed informational materials to investors and (2) whether the investors agreed not to sell or distribute the securities to the public.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director

cc: Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC